                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                AMENDMENT NO. 13
                                       TO
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Entertainment Properties Trust
                    ------------------------------
                          (Name of Issuer)

Common Shares of Beneficial Interest, par value $.01 per share
----------------------------------------------------------------
                    (Title of Class of Securities)

                            29380T105
                            ---------
                         (CUSIP Number)
Simeon Brinberg
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
----------------------------------------------------------------
(Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.

                                                  Page 2 of 42 Pages
Cusip No. 29380T105

-----------------------------------------------------------------
l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust -  13-2755856
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,191,900
 NUMBER OF          ----------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,191,900
 EACH               ---------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON - 1,191,900
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.91%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
     OO

                                              Page 3 of 42 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,500
 NUMBER OF          ----------------------------------------
 SHARES             8.   SHARED VOTING POWER - 49,000 (1)
 BENEFICIALLY       ----------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,500
 EACH               ----------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 49,000 (1)
 PERSON WITH        ------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 50,500 (1)
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
--------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         PN

                                            Page 4 of 42 Pages

 (1) Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC, a limited liability company, which is the succesor to SASS/Gould REIT Partners. An affiliate of Gould Investors L.P. is a sub-advisor to M.D. Sass Investors Services, Inc., the Managing Member of Sass/Gould Real Estate Securities LLC, in its activities as Managing Member of Sass/Gould Real Estate Securities LLC. The affiliate of Gould Investors L.P. is also sub-advisor to another client of M.D. Sass Investors Services, Inc. Gould Investors L.P. may be deemed to have shared voting and shared dispositive power with respect to the shares of the Company owned by these two entities.

                                               Page 5 of 42 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ONE LIBERTY PROPERTIES, INC. - 13-3147497
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
------------------------------------------------------------
3. SEC USE ONLY
------------------------------------------------------------
4. SOURCE OF FUNDS*

     WC
------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,625
 NUMBER OF          -----------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       -----------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,625
 EACH               -----------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        -----------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 2,625
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
         CO

                                             Page 6 of 42 Pages
Cusip No. 29380T105


l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SASS/GOULD Real Estate Securities LLC (1) - 13-4057411
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS* WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 39,900
 NUMBER OF          --------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       --------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 39,900
 EACH               --------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        --------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 39,900
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
---------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         OO
(1) Successor to SASS/Gould REIT Partners.

                                                    Page 7 of 42 Pages
Cusip No. 29380T105


l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     M.D. SASS Investors Services, Inc. - 13-2703405
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS* OO
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7. SOLE VOTING POWER -
 NUMBER OF          ------------------------------------------
 SHARES             8.   SHARED VOTING POWER -    49,000
 BENEFICIALLY       ------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER -
 EACH               ------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -  49,000
 PERSON WITH        ------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 PERSON - 49,000 (1)
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
---------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         IA
(1) Includes shares of the Company owned by Sass/Gould Real Estate Securities LLC and shares of the Company owned by another client of M.D. Sass Investors Services, Inc.

                                                   Page 8 of 42 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fredric H. Gould and Fredric H. Gould Spousal IRA ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,112 (1)
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 1,245,025 (2)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,112 (1)
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,245,025 (2)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 PERSON - 1,247,137
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 7.23%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         IN
     NOTE: - (1) The 2,112 shares includes 1,850 shares owned by Fredric H. Gould, individually, and 262 shares owned by Fredric H.
Gould Spousal IRA.

                                                   Page 9 of 42 Pages

(2) Fredric H. Gould is Chairman of the Board of BRT Realty Trust, Chairman of the Board and sole shareholder of the Managing General Partner of Gould Investors L.P. and Chairman of the Board of One Liberty Properties, Inc. Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC and an affiliate of Gould Investors L.P. is the sub-advisor to Sass/Gould Real Estate Securities LLC and to another client of M.D. Sass Investors Services, Inc. Mr. Gould may be deemed to have shared voting and shared dispositive power as to the Common Shares of the Company owned by BRT Realty Trust, Gould Investors L.P., One Liberty Properties, Inc., Sass/Gould Real Estate Securities, Inc. and the client of M.D. Sass Investors Services, Inc.

                                               Page 10 of 42 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Helaine Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 PERSON - 1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         IN

                                           Page 11 of 42 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jeffrey Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 300
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 1,191,900 (1)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 300
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,191,900 (1)
 PERSON WITH        ---------------------------------------------
                                                                -
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 PERSON - 1,192,200
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.91%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
(1) Jeffrey Gould is President and Chief Executive Officer of BRT Realty Trust. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by BRT Realty Trust.

                                          Page 12 of 42 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Matthew Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS* PF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 400
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 50,500 (1)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 400
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 50,500(1)
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 PERSON - 50,900
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         IN
(1) Matthew Gould is President of the Managing General Partner of Gould Investors L.P. Accordingly, he may be deemed to have shared voting and shared dispositive power as to the Common Shares of the Company owned by Gould Investors L.P., by SASS/Gould Real Estate Securities LLC and another client of M.D. Sass Investors Services, Inc.

                                              Page 13 of 42 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig and Zehavit Rosenzweig,
     as joint tenants - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -   49,000 (1)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -  49,000 (1)
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 50,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         IN

                                            Page 14 of 42 Pages
Cusip No. 29380T105

(1) Mr. Rosenzweig is President of the affiliate of Gould Investors L.P., which acts as sub-advisor to M.D. Sass Investors Services, Inc. Accordingly, he may be deemed to have shared voting and shared dispositive powers as to the Common Shares of the Company owned by Sass/Gould Real Estate Securities LLC and the client of M.D. Sass Investors Services, Inc. which owns Common Shares of the Company.

                                            Page 15 of 42 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - Keogh Account, 068-52-3463 and Israel Rosenzweig as custodian for Alon Rosenzweig under
     New York Uniform Gift to Minors Act - ###-##-####.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS* PF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)
 -----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 4,300
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 4,300
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 4,300
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         IN
NOTE: The 4,300 shares includes 4,100 shares held in a Keogh Account established by Mr. Rosenzweig and 200 shares are held by him as a custodian for his son.

                                            Page 16 of 42 Pages

This Amendment amends and supplements Schedule 13D filed with the Securities and Exchange Commission on March 13, 2000, as amended to date. Certain items in this Amendment have been restated. Except as amended by this amendment, there has been no change in the information previously reported on Schedule 13D, as previously amended.

Item 2.   Identity and Background

(a) This statement is filed by the following:

o BRT Realty Trust, a business trust organized under the laws of the Commonwealth of Massachusetts ("BRT").

o Gould Investors L.P. a limited partnership organized under the laws of the State of Delaware (the "Partnership").

o One Liberty Properties, Inc., a corporation organized under the laws of the State of Maryland ("OLP").

o Sass/Gould Real Estate Securities LLC, a limited liability company organized under the laws of the State of New York ("Sass/Gould").

o M.D. Sass Investors Services, Inc., a corporation organized under the laws of the State of Delaware ("MD SASS").

o        Fredric H. Gould and Fredric H. Gould Spousal IRA

o        Helaine Gould

o        Jeffrey Gould

o        Matthew Gould

o        Israel Rosenzweig and Zehavit Rosenzweig, as joint tenants.

o Israel Rosenzweig Keogh Account and Israel Rosenzweig, as custodian for Alon Rosenzweig.

                                             Page 17 of 42 Pages

(b) The address of the principal business and principal office of BRT, the Partnership and OLP is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021. The address of the principal business and principal office of Sass/Gould and M.D. Sass is 1185 Avenue of the Americas, New York, NY 10036-2699. The business address of Fredric H. Gould, Jeffrey Gould, Matthew Gould and Israel Rosenzweig is 60 Cutter Mill Road, Suite 303, Great Neck, New York, 11021. The residence address of Helaine Gould is 5 Overlook Circle, Manhasset, New York 11030. The residence address of Zehavit Rosenzweig is 33 Split Rock Road, Kings Point, NY 11024.

(c) BRT is a real estate investment trust. Its primary business is originating and holding for investment for its own account senior and junior real estate mortgage loans secured by income producing real property.

The Partnership owns and operates and participates in the ownership and operation of income producing real property. The Partnership also invests in equity securities of other entities.

OLP is a real estate investment trust. Its primary business is the acquisition, ownership and management of improved, commercial real estate operated by tenants under long-term net leases.

Sass/Gould is an investment partnership whose primary activity is to make investments in the securities of real estate investment trusts.

MD Sass is a registered investment adviser.

Item 2 information with respect to Fredric H. Gould, Matthew Gould, Jeffrey Gould and Israel Rosenzweig is set forth on Attachments A, B, C and D hereto. Helaine Gould is not employed or engaged in any business activities. Zehavit Rosenzweig is an occupational therapist employed by the Millenium Rehab Services, 1302 Kings Highway, Brooklyn, New York 11229.

Item 2 information with respect to the executive officers and Trustees of BRT is set forth on Attachment A.

Item 2 information with respect to the executive officers of the Managing General Partner (Georgetown Partners, Inc.) of Gould Investors L.P. is set forth on Attachment B.

                                         Page 18 of 42 Pages

Item 2 information with respect to the executive officers and directors of OLP is set forth on Attachment C.

Item 2 information with respect to the managing member of Sass/Gould is set forth on Attachment D.

Item 2 information with respect to the executive officers and directors of MD Sass is set forth on Attachment E.

(d) - (e) During the last five years neither BRT, nor any of the executive officers or Trustees of BRT has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

During the last five years neither the Partnership, any general partner of the Partnership, nor any executive officer or director of the Managing General Partner of the Partnership has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

During the last five years, neither OLP nor any executive officers or directors of OLP has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

During the last five years, neither Sass/Gould nor the managing member of Sass/Gould has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order

                                          Page 19 of 42 Pages

enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

During the last five years, neither MD Sass nor any of the executive officers or directors of MD Sass has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

During the last five years, neither Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig nor Zehavit Rosenzweig has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig are citizens of the United States of America. BRT was organized under Massachusetts law, the Partnership was organized under Delaware law, OLP was organized under Maryland law and Sass/Gould and MD Sass were organized under New York law.

Item 3.  Source and Amount of Funds or Other Consideration

o The funds used by BRT to purchase Common Shares of the Company came from BRT's working capital.

o The funds used by the Partnership to purchase Common Shares of the Company came from the Partnership's working capital.

o The funds used by OLP to purchase Common Shares of the Company came from OLP's working capital.

o The funds used by Sass/Gould came from Sass/Gould's working capital.

                                             Page 20 of 42 Pages

o The funds used by MD Sass to purchase Common Shares of the Company came from client's funds.

o The funds used by Fredric H. Gould, Helaine Gould, Jeffrey Gould, Matthew Gould and Israel Rosenzweig and Zehavit Rosenzweig to purchase Common Shares of the Company came from the personal funds of each of said individuals.

Item 4.  Purpose of the Transaction

The activities of BRT with respect to the Company have been reported in Schedule 13D and the amendments thereto, previously filed. At the present time, BRT, the Partnership, OLP, Sass/Gould, MD Sass, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould and Israel Rosenzweig are holding the Common Shares of the Company as an investment. As reported in this Amendment, BRT and Sass/Gould have disposed, in open market transactions of Common Shares of the Company. BRT, the Partnership, OLP, Sass/Gould, MD Sass (on behalf of clients) Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig, subject to availability at prices deemed favorable, and their analysis of the Company, may purchase Common Shares of the Company in the open market. BRT, the Partnership, OLP, Sass/Gould, MD Sass (on behalf of clients), Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig may sell all or a portion of the Common Shares of the Company owned by them.

Except as described in this Amendment to Schedule 13D, as of the date of this Amendment No. 13, neither BRT, the Partnership, OLP, Sass/Gould, MD Sass, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig nor Zehavit Rosenzweig have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Common Shares of the Company or the disposition of any Common Shares of the Company, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) the sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in a Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any persons; (h) causing a class of securities of the Company to cease to be

                                               Page 21 of 42 Pages

authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

BRT owns, as of this date, 1,191,900 Common Shares of the Company, constituting approximately 6.91% of the 17,246,956 Common Shares outstanding.

In the aggregate, BRT, the Partnership, OLP, Sass/Gould, MD Sass (on behalf of clients), Fredric H. Gould, individually and in his Spousal IRA, Helaine Gould, Matthew Gould, Jeffrey Gould, and Israel Rosenzweig and Zehavit Rosenzweig, who are filing as a group, own 1,254,137 Common Shares in the aggregate, or 7.27% of the outstanding Common Shares of the Company.

Schedule A hereto sets forth the transactions in the Common Shares of the Company by BRT during the past 60 days.

Schedule B hereto sets forth transactions in the Common Shares of the Company by Sass/Gould during the past 60 days.

Schedule C sets forth transactions in the Common Shares of the Company by Matthew Gould during the past 60 days.

None of the other members of the group have had any transactions in the Common Shares of the Company during the past 60 days. All transactions reported on Schedules A, B and C were effected in regular broker transactions over The New York Stock Exchange.

Item 6. Contracts, Arrangements, Understandings or
            Relationships with respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons listed in Item 2 and between such persons and any other person with respect to any securities of the Company; including but not limited to transfer or voting of any of the securities; finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

                                         Page 22 of 42 Pages

Except as set forth in Schedule 13D, as amended to date, BRT, its executive officers and trustees, the Partnership, its general partners (including officers and directors of its Managing General Partner), OLP, its officers and directors, Sass/Gould and its managing member and sub-advisor, MD Sass, its executive officers and directors, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig (i) do not own or have the right to acquire, directly or indirectly, any Common Shares of the Company; and (ii) have not in the past sixty (60) days effected any transactions in Common Shares of the Company.

Item 7.   Exhibits (1) (a) Agreement to file jointly.  Filed with Schedule 13D.

                      (b) Power of Attorney. Filed with Schedule 13D.

                  (2) Letter dated May 31, 2000 from BRT Realty Trust to the Board of Trustees of the Company. Filed with Amendment No. 3 to Schedule 13D.

                  (3) Letter dated September 7, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 4 to Schedule 13D.

                  (4) Letter dated September 27, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 5 to Schedule 13D.

                  (5) Letter dated October 4, 2000 from the President of the Company to BRT Realty Trust. Filed with Amendment No. 6 to Schedule 13D.

                  (6) Letter dated October 6, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 6 to Schedule 13D.

                  (7) Letter dated October 6, 2000 from the President of the Company to BRT Realty Trust. Filed with Amendment No. 7 to Schedule 13D.

                  (8) Letter dated October 11, 2000 from BRT Realty Trust to UMB Bank, N.A. Filed with Amendment No. 7 to Schedule
13D.

                  (9) Letter dated February 7, 2001 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 8 to Schedule 13D.

                  (10) Notice dated February 7, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting. Filed with Amendment No. 8 to
Schedule 13D.

                                          Page 23 of 42 Pages

                  (11) Letter dated February 20, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting Filed with Amendment No. 9 to
Schedule 13D.

                  (12) Notice dated February 20, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting. Filed with Amendment No. 9 to
Schedule 13D.

                   (13) Press Release issued by BRT on April 2, 2001. Filed with Amendment No. 10 to Schedule 13D.

                   (14) Press Release issued by BRT on April 10, 2001. Filed with Amendment No. 11 to Schedule 13D.

                                             Page 24 of 42 Pages

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.


Dated: June 30, 2003



                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.


Dated: April 23, 2001


BRT REALTY TRUST                            s/Fredric H. Gould
                                             ------------------
                                            Fredric H. Gould
By s/Jeffrey Gould
------------------
Jeffrey Gould,                              s/Fredric H. Gould
President                                            ----------------------
                                            Fredric H. Gould Spousal
                                            IRA


GOULD INVESTORS L.P.                        s/Helaine Gould
By: GEORGETOWN PARTNERS, INC.               By:Simeon Brinberg, Attorney in Fact
                                            ------------------------------------
MANAGING GENERAL PARTNER                    Helaine Gould

By: s/Simeon Brinberg                       s/Matthew Gould
    -----------------                       -----------------------
Simeon Brinberg,                            Matthew Gould
Senior Vice President
                                            s/Jeffrey Gould
                                            ---------------
ONE LIBERTY PROPERTIES, INC.                Jeffrey Gould

By:s/Mark H. Lundy                          s/Israel Rosenzweig
    ---------------                         ------------------------
    Mark H. Lundy,                          Israel Rosenzweig,
    Secretary                               Individually and as
                                            Custodian

                                            s/Zehavit Rosenzweig
MD SASS INVESTORS SERVICES, INC.            By: Simeon Brinberg,Attorney in Fact
                                            ------------------------------------
                                            Zehavit Rosenzweig
BY: s/Philip M. Sivin
    -----------------
    Philip M. Silvin
    Vice President

SASS/GOULD REAL ESTATE
SECURITIES LLC,
BY:  M.D. SASS INVESTORS
SERVICES, INC.

By: s/Philip M. Sivin
    -----------------
    Philip M. Sivin,
    Vice President

                                           Page 25 of 42 Pages

                           ATTACHMENT A

Item 2.  Identity and Background of Officers and Trustees of BRT

                                            Principal Occupation
Name                     Position               and Address
----                     --------               -----------
Fredric H. Gould      Chairman of the       Chairman of the Board
                           Board            of BRT Realty Trust;
                                            President, sole stock-
                                            holder and sole director
                                            of REIT Management Corp.,
                                            advisor to BRT Realty Trust;
                                            Chairman, sole stockholder
                                            and sole director of
                                            Georgetown Partners, Inc.
                                            ("Georgetown")
                                            Managing General Partner
                                            of Gould Investors L.P.;
                                            Chairman of the Board
                                            of One Liberty Properties, Inc.;
                                            Real Estate  Investor;  all
                                            located at 60 Cutter Mill Road,
                                            Great Neck, NY 11021.

Jeffrey Gould          President and        President and Chief
                       Chief Executive      Executive Officer of
                       Officer; Trustee     BRT Realty Trust; Senior
                                            Vice President
                                            and director of One
                                            Liberty Properties, Inc.;
                                            Senior Vice President of
                                            Georgetown Partners, Inc.;
                                            Vice President of Majestic
                                            Property Management Corp.;
                                            all located at 60 Cutter
                                            Mill Road, Great Neck, NY  11021.

Patrick J. Callan      Trustee              Real Estate Consultant,
                                            Principal of the
                                            RREEF Funds, pension fund
                                            real estate investments
                                            from 1984 to January, 2001.
                                            located at 280 Park Avenue,
                                            New York, NY 10017

                                               Page 26 of 42 Pages

                                             Principal Occupation
Name                  Position                     and Address
----                  --------                     -----------

David Herold          Trustee               Private Investor;
                                            located at
                                            16 Southdown Court,
                                            Huntington, NY  11743

Arthur Hurand         Trustee               Private Investor;
                                            located at 4184 Pier North
                                            Blvd., Suite A,
                                            Flint, MI  48504

Gary Hurand           Trustee               President of Dawn Donut
                                            Systems, Inc., located at
                                            4184 Pier North Blvd.,
                                            Flint, MI  48504

Louis Grassi          Trustee (Elected      Managing Partner of
                      6/23/03)              Grassi & Co., CPA,
                                            located at 2001 Marcus
                                            Avenue, Lake Success, NY 11042

Matthew Gould         Trustee and           President of
                      Senior Vice           Georgetown Partners, Inc.;
                      President             Senior Vice President of
                                            One Liberty Properties Inc.;
                                            Vice President of REIT
                                            Management Corp.; Senior
                                            Vice President and Trustee
                                            of BRT Realty
                                            Trust; Vice President of
                                            Majestic Property Manage-
                                            ment Corp. all located at
                                            60 Cutter Mill Road,
                                            Great Neck, NY  11021.

Israel Rosenzweig     Senior Vice           Senior Vice President
                      President             of BRT Realty Trust; Vice
                                            President of Georgetown
                                            Partners, Inc.;  Senior Vice
                                            President of One Liberty
                                            Properties, Inc.;
                                            President of GP Partners, Inc.
                                            all located at 60 Cutter Mill
                                            Road, Great Neck, NY 11021.

                                                  Page 27 of 42 Pages

                                               Principal Occupation
Name                     Position                  and Address
----                     --------                  -----------
Simeon Brinberg         Senior Vice         Senior Vice President
                        President and       and Secretary
                        Secretary           of BRT Realty Trust; Senior
                                            Vice President of One
                                            Liberty Properties, Inc.;
                                            Senior Vice President and
                                            Secretary of Georgetown

David W. Kalish         Senior Vice         Senior Vice President
                        President -         -Finance of BRT Realty
                        Finance             Trust; Senior Vice President
                                            and Chief Financial Officer
                                            of One Liberty Properties,
                                            Inc.; Vice President and
                                            Chief Financial Officer of
                                            Georgetown Partners,
                                            Inc. and REIT Management
                                            Corp., all located at
                                            60 Cutter Mill Road,
                                            Great Neck, NY 11021.

George Zweier           Vice President,     Vice President and
                        Chief Financial     Chief Financial Officer
                        Officer             of BRT Realty Trust;
                                            located at 60 Cutter Mill
                                            Road, Great Neck, NY 11021

Mark H. Lundy           Vice President      Vice President of
                                            BRT Realty Trust;
                                            Vice President of
                                            Georgetown Partners
                                            Inc.; Vice President and
                                            Secretary of One Liberty
                                            Properties Inc.; all
                                            located at 60 Cutter
                                            Mill Road, Great Neck, NY 11021.

Seth D. Kobay           Vice President      Vice President and
                                            Treasurer of BRT
                                            Realty Trust;
                                            Vice President and

                                          Page 28 of 42 Pages

                                            Principal Occupation
Name                     Position                and Address
----                     --------                -----------
                                            Treasurer of One
                                            Liberty Properties,
                                            Inc.; Vice President
                                            of Operations of
                                            Georgetown Partners,
                                            Inc.; all located at
                                            60 Cutter Mill Road,
                                            Great Neck, NY 11021.

                                            Page 29 of 42 Pages

                           ATTACHMENT B


Item 2. Identity and Background of Officers and Directors of Managing General Partner of Gould Investors, L.P.

                                            Principal Occupation
Name                     Position                and Address
----                     --------           --------------------

Fredric H. Gould      Chairman of the       Chairman, sole
                      Board, sole           stockholder and sole
                      stockholder and       director of Georgetown
                      sole director         Partners, Inc. ("Georgetown");
                                            Chairman of the Board
                                            of BRT Realty Trust ("BRT");
                                            Chairman of the Board of One
                                            Liberty Properties, Inc.;
                                            President,  sole stock - holder
                                            and sole director of REIT Management
                                            Corp., advisor to BRT Realty Trust;
                                            Real Estate Investor; all located
                                            at 60 Cutter Mill Road Great Neck,
                                            NY 11021

Matthew Gould         President             President of Georgetown  Partners,
                                            Inc.;  Senior Vice President and
                                            director of One Liberty Properties,
                                            Inc.; Vice President of REIT
                                            Management  Corp.;  Senior Vice
                                            President  and trustee of
                                            BRT Realty Trust;
                                            Vice President of Majestic
                                            Property Management Corp., all

                                                Page 30 of 42 Pages

                                               Principal Occupation
Name                     Position                    and Address
----                     --------              --------------------

                                            located at 60 Cutter
                                            Mill Road, Great Neck
                                            NY 11021.

Jeffrey Gould         Vice President        President and Chief
                                            Executive Officer and
                                            trustee of
                                            BRT Realty Trust; Senior
                                            Vice President and
                                            Director of One
                                            Liberty Properties, Inc.;
                                            Senior Vice President of
                                            Georgetown Partners, Inc.;
                                            Vice President of Majestic
                                            Property Management Corp.;
                                            all located at 60 Cutter
                                            Mill Road, Great Neck, NY 11021.

Israel Rosenzweig      Vice President       Senior Vice President
                                            of BRT Realty Trust; Vice
                                            President of Georgetown
                                            Partners, Inc.; Senior Vice
                                            President of One Liberty
                                            Properties, Inc.;
                                            President of GP Partners,
                                            Inc.; all located at
                                            60 Cutter Mill Road,
                                            Great Neck, NY 11021.

Simeon Brinberg         Senior Vice         Senior Vice President
                        President and       and Secretary
                        Secretary           of BRT Realty Trust;
                                            Senior Vice President of
                                            One Liberty Properties,
                                            Inc., Senior Vice
                                            President and Secretary of
                                            Georgetown Partners,
                                            Inc., all located at
                                            60 Cutter Mill Road,
                                            Great Neck, NY 11021.

David W. Kalish          Senior Vice        Senior Vice President
                         President and      and Chief Financial Officer
                         Chief Financial    of One Liberty
                         Officer            Properties, Inc.;

                                                Page 31 of 42 Pages

                                              Principal Occupation
Name                     Position                  and Address
----                     --------             --------------------

                                             Vice President and Chief
                                             Financial Officer of
                                             Georgetown Partners,
                                             Inc., and REIT
                                             Management Corp.;
                                             Senior Vice President-
                                             Finance of BRT Realty
                                             Trust, all located
                                             at 60 Cutter Mill Road,
                                             Great Neck, NY 11021.

Mark H. Lundy         Vice President         Vice President of
                                             BRT Realty Trust;
                                             Vice President of
                                             Georgetown Partners
                                             Inc.; Vice President
                                             and Secretary of One
                                             Liberty Properties
                                             Inc.; all located
                                             at 60 Cutter Mill
                                             Road, Great Neck, NY 11021.

Seth D. Kobay         Vice President         Vice President and
                                             Treasurer of BRT
                                             Realty Trust;
                                             Vice President and
                                             Treasurer of One
                                             Liberty Properties,
                                             Inc.; Vice President
                                             of Operations of
                                             Georgetown Partners,
                                             Inc.; all located at
                                             60 Cutter Mill Road,
                                             Great Neck, NY 11021.

Karen Dunleavy         Treasurer             Vice President,
                                             Financial, One
                                             Liberty Properties,
                                             Inc.; Treasurer,
                                             Georgetown Partners,
                                             Inc.; all located at
                                             60 Cutter Mill Road,
                                             Great Neck, NY 11021.

                                          Page 32 of 42 Pages

                           ATTACHMENT C


Item 2.  Identity and Background of Officers and Directors of OLP.

                                               Principal Occupation
Name                     Position                   and Address
----                     --------              ---------------------

Fredric H. Gould       Chairman of the         Chairman of the Board
                       Board                   of One Liberty
                                               Properties, Inc.;
                                               Chairman, sole
                                               stockholder and sole
                                               director of Georgetown
                                               Partners, Inc.
                                               ("Georgetown"),
                                               Managing General Partner
                                               of Gould Investors L.P.;
                                               Chairman of the Board of
                                               BRT Realty Trust ("BRT");
                                               President,  sole  stockholder
                                               and sole director of REIT
                                               Management  Corp.,
                                               advisor to BRT Realty Trust;
                                               Real Estate Investor; all
                                               located at 60 Cutter
                                               Mill Road Great Neck, NY 11021

Jeffrey Fishman       President and            President and Chief
                      Chief Executive          Executive Officer of
                                               One Liberty Properties,
                                               Inc., located at
                                               60 Cutter Mill Road,
                                               Great Neck, NY  11021.


Matthew Gould         Senior Vice              President of
                      President and            Georgetown Partners, Inc.;
                      Director                 Senior Vice President
                                               and director of
                                               One Liberty Properties Inc.;
                                               Vice President of REIT
                                               Management Corp.;
                                               Senior Vice President
                                               and trustee of
                                               BRT Realty Trust;
                                               Vice President of

                                                  Page 33 of 42 Pages

                                                Principal Occupation
Name                     Position                    and Address
----                     --------               --------------------

                                               Majestic Property
                                               Management Corp.
                                               all located at
                                               60 Cutter Mill Road,
                                               Great Neck, NY 11021.


Jeffrey Gould         Senior Vice              President and Chief
                      President and            Executive Officer and
                      Director                 trustee of BRT Realty Trust;
                                               Senior Vice President and
                                               director of One Liberty
                                               Properties, Inc.; Senior
                                               Vice President of Georgetown
                                               Partners,  Inc.; Vice
                                               President of Majestic Property
                                               Management Corp.; all located
                                               at 60 Cutter Mill Road,
                                               Great Neck, NY 11021.

Charles Biederman      Director                Real Estate Developer;
                                               Principal - Sunstone
                                               Hotel Investors,LLC;
                                               located at 5 Sunset Drive,
                                               Englewood, CO  80110

Joseph Amato           Director                Real Estate Developer;
                                               President and sole
                                               shareholder of the
                                               Kent Companies, owner,
                                               manager and developer of
                                               real estate; located at
                                               615 Route 32,
                                               Highland Hills, NY  10930

Arthur Hurand          Director                Private Investor;
                                               located at 4184 Pier North
                                               Boulevard, Flint, MI 48504


Marshall Rose          Director                Real Estate Developer;
                                               Chairman of the Georgetown
                                               Group, Inc., real estate
                                               consultant and developer;
                                               located at 667 Madison
                                               Avenue, New York, NY  10021

                                                Page 34 of 42 Pages

                                                  Principal Occupation
Name                    Position                     and Address
----                    --------                  --------------------



James J. Burns          Director                Senior Vice President
                                                and Chief Financial
                                                Officer of Wellsford
                                                Real Properties, Inc.,
                                                located at
                                                535 Madison Avenue
                                                New York, NY  10022

Patrick J. Callan Jr.   Director                Vice President of
                                                Real Estate, KIMCO
                                                Realty Corporation,
                                                located at
                                                3333 New Hyde Park Road
                                                New Hyde Park, NY  11042


Simeon Brinberg         Senior Vice             Senior Vice President
                         President              and Secretary
                                                of BRT Realty Trust;
                                                Senior Vice President of
                                                One Liberty Properties,
                                                Inc., Senior Vice President
                                                and Secretary of
                                                Georgetown Partners,
                                                Inc., all located at
                                                60 Cutter Mill Road,
                                                Great Neck, NY 11021.

David W. Kalish         Senior Vice             Senior Vice President
                        President and           and Chief Financial Officer
                        Chief Financial         of One Liberty Properties,
                        Officer                 Inc.; Senior Vice President -
                                                Finance of BRT Realty Trust;
                                                Vice President and Chief
                                                Financial Officer of
                                                Georgetown Partners Inc., and
                                                REIT Management Corp.; all
                                                located at 60 Cutter Mill
                                                Road, Great Neck, NY 11021.

Mark H. Lundy           Secretary               Vice President and
                                                Secretary of One
                                                Liberty Properties Inc.;
                                                Vice President of

                                            Page 35 of 42 Pages

                                             Principal Occupation
Name                     Position                  and Address
----                     --------            --------------------
                                               BRT Realty Trust;
                                               Vice President of
                                               Georgetown Partners Inc.;
                                               Inc.; all located
                                               at 60 Cutter Mill
                                               Road, Great Neck, NY 11021.

Seth D. Kobay         Vice President           Vice President and
                                               Treasurer of One
                                               Liberty Properties,
                                               Inc.; Vice President and
                                               Treasurer of BRT
                                               Realty Trust;
                                               Vice President
                                               of Operations of
                                               Georgetown Partners;
                                               all located at
                                               60 Cutter Mill Road
                                               Great Neck, NY  11021

                                            Page 36 of 42 Pages

                           ATTACHMENT D


Item 2.  Identity of Managing Member of Sass/Gould Real Estate Securities, LLC.

                                               Principal Occupation
Name                     Position                   and Address
----                     --------              --------------------

MD Sass Investors        Managing              See Attachment E
Services, Inc.            Member               for information concerning
                                               the officers and directors
                                               of M.D. Sass Investors
                                               Services, Inc., the Managing
                                               Member of SASS/Gould Real
                                               Estate Securities, LLC.

                                                Page 37 of 42 Pages

                           ATTACHMENT E


Item 2. Identity and Background of Officers and Directors of M.D. Sass Investors Services, Inc.

                                              Principal Occupation
Name                     Position                  and Address
----                     --------             ---------------------


Martin D. Sass           Chairman and       Chairman and Chief Executive
                         Chief Executive    Officer, a director and a
                         Officer,           principal of M.D. Sass
                         Director and       Investors Services, Inc.
                         Principal          and affiliated
                                            registered advisers and other
                                            entities which comprise the
                                            M.D. Sass Organization,
                                            an investment advisory group,
                                            located at 1185 Avenue of the
                                            Americas, New York, NY 10036.

Hugh R. Lamle            President,         President, a director and a
                         Director and       principal of  M.D. Sass
                         Principal          Investors Services, Inc.
                                            and affiliated registered
                                            advisers and other entities
                                            which comprise the M.D. Sass
                                            Organization, an investment
                                            advisory group located at
                                            1185 Avenue of the Americas,
                                            New York, NY  10036.

Jeffrey W. Wilkie       Chief Financial     Chief Financial Officer
                        Officer             of M.D. Sass Investors
                                            Services, Inc. and affiliated
                                            registered advisers and
                                            other entities
                                            which comprise the
                                            M.D. Sass Organization,
                                            an investment advisory
                                            group located at 1185
                                            Avenue of the Americas,
                                            New York, NY  10036.

                                               Page 38 of 42 Pages

                                            Principal Occupation
Name                     Position                and Address
----                     --------           --------------------


Philip M. Sivin        Vice President,      Vice President, General
                       General Counsel,     Counsel, Secretary and a
                       Secretary and a      director of M.D. Sass
                       Director             Investors Services, Inc. and
                                            affiliated registered
                                            advisers and other entities
                                            which comprise the
                                            M.D. Sass Organization,
                                            an investment advisory
                                            group located at
                                            1185 Avenue of the Americas,
                                            New York, NY  10036.

                                                  Page 39 of 42 Pages

                                   SCHEDULE A

The following table sets forth transactions (all sales) in the shares of Common Stock of the Company effected by BRT Realty Trust in the past sixty (60) days. All shares were sold in the open market.

               DATE OF                  # OF              PRICE
                SALE                   SHARES           PER SHARE
                ----                   ------           ---------

              6/11/2003                2,800              $28.20
              6/11/2003                  300               28.17
              6/11/2002                  400               28.22
              6/11/2003                5,800               28.25
              6/11/2003                2,800               28.28
              6/11/2003                3,300               28.26
              6/11/2003                  700               28.32
              6/11/2003                8,400               28.30
              6/11/2003                  100               28.31
              6/11/2003                1,000               28.27
              6/11/2003                 2000               28.29
              6/12/2003                  600               28.32
              6/12/2003                3,500               28.29
              6/12/2003               28,400               28.30
              6/12/2003                1,000               28.35
              6/12/2003                1,400               28.27
              6/13/2003                  100               28.32
              6/16/2003                2,500               28.14
              6/16/2003                1,800               28.11
              6/16/2003                3,600               28.10
              6/16/2003                7,200               28.12
              6/16/2003                  400               28.18
              6/16/2003                3,000               28.13
              6/16/2003                2,700               28.15
              6/17/2003                  500               28.32
              6/17/2003                3,100               28.30
              6/17/2003                1,900               28.20
              6/17/2003                9,800               28.10
              6/20/2003                3,000               28.05
              6/20/2003                4,300               28.15
              6/24/2003                3,000               28.03
              6/24/2003                5,000               28.05
              6/24/2003                2,000               28.09
              6/24/2003                7,100               28.10
              6/24/2003                1,000               28.08
              6/24/2003                4,000               28.07
              6/24/2003                7,000               28.13
              6/24/2003                  700               28.11



                                                Page 40 of 42 Pages

               DATE OF                  # OF               PRICE
                SALE                   SHARES            PER SHARE
                ----                   ------            ---------

              6/24/2003                  200               28.14
              6/25/2003                4,200               28.30
              6/25/2003               10,000               28.27
              6/25/2003                6,000               28.32
              6/25/2003                5,000               28.34
              6/25/2003                2,000               28.25
              6/25/2003                  100               28.20

                                               Page 41 of 42 Pages

                                   SCHEDULE B

The following table sets forth the transactions (all sales) in the shares of Common Stock of the Company effected by Sass/Gould Real Estate Securities, LLC in the past sixty days.

                  TRADE              # OF               PRICE
                   DATE              SHARES           PER SHARE
                   ----              ------           ---------

                 6/11/2003            3,000             $28.28
                 6/12/2003            2,000              28.30

                                                 Page 42 of 42 Pages

                                   SCHEDULE C

The following table sets forth transactions in the shares of Common Stock of the Company effected by Matthew Gould in the past sixty days.

             TRADE           # OF             PRICE
              DATE          SHARES           PER SHARE
              ----          ------           ---------
            5/12/2003         50           $28.05 (Sale)
            5/15/2003         50          26.95 (Purchase)

June 30, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Statement on Schedule 13D/A - Entertainment Properties Trust

Gentlemen:

There is transmitted herewith Amendment No. 13 to Schedule 13D relating to common shares of beneficial interest of Entertainment Properties Trust. The Amendment is being sent today to the Company at its principal executive offices by certified mail, and to The New York Stock Exchange.


Very truly yours,

BRT REALTY TRUST




By s/Simeon Brinberg
   -----------------
   Senior Vice President




Enclosure